Profit and Loss

Lawswaks Inc.

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Income	
Discounts given	55.31
Total for Income	**$55.31**
Cost of Goods Sold	
Cost of goods sold	0
Supplies & materials - COGS	1,410.05
Total for Cost of goods sold	**$1,410.05**
Total for Cost of Goods Sold	**$1,410.05**
Gross Profit	**-$1,354.74**
Expenses	
Advertising & marketing	$214.77
Social media	6.00
Total for Advertising & marketing	**$220.77**
Business licenses	2,121.50
Contract labor	11,000.00
Contributions to charities	1,500.00
Employee benefits	0
Employee retirement plans	149.00
Total for Employee benefits	**$149.00**
General business expenses	0
Bank fees & service charges	30.00
Continuing education	194.99
Memberships & subscriptions	663.16
Total for General business expenses	**$888.15**
Legal & accounting services	$697.92
Accounting fees	60.00
Legal Fees	500.00
Total for Legal & accounting services	**$1,257.92**
Meals	0
Meals with clients	175.50
Total for Meals	**$175.50**
Office expenses	$900.81
Office supplies	68.96
Shipping & postage	854.08
Small tools & equipment	156.74
Total for Office expenses	**$1,980.59**
Rent	17,754.04
Taxes paid	1,387.43

Profit and Loss

Lawswaks Inc.

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Uncategorized Expense	111.63
Total for Expenses	**$38,546.53**
Net Operating Income	**-$39,901.27**
Other Income	
Interest earned	1.27
Total for Other Income	**$1.27**
Other Expenses	
Net Other Income	**$1.27**
Net Income	**-$39,900.00**

Lawswaks Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUS COMPLETE CHK (3418) - 1	98,618.30
CHASE BUS TOTAL SAV (2360) - 1	50,001.27
Debit Card	-156.74
Total Bank Accounts	**$148,462.83**
Other Current Assets	
Tax exempt investments	103.04
Total Other Current Assets	**$103.04**
Total Current Assets	**$148,565.87**
Fixed Assets	
Tools, machinery, and equipment	64,649.47
Total Fixed Assets	**$64,649.47**
TOTAL ASSETS	**$213,215.34**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	5,279.37
Total Accounts Payable	**$5,279.37**
Credit Cards	
Alexandra Lawson	1,127.27
Scott Lawson	2,479.98
Scott Lawson	1,903.37
Total Scott Lawson	**4,383.35**
Total Credit Cards	**$5,510.62**
Other Current Liabilities	
Sales tax to pay	-0.97
Total Other Current Liabilities	**$ -0.97**
Total Current Liabilities	**$10,789.02**
Long-Term Liabilities	
Long-term business loans	-73.32
Total Long-Term Liabilities	**$ -73.32**
Total Liabilities	**$10,715.70**
Equity	
Opening balance equity	242,399.64
Retained Earnings	
Net Income	-39,900.00
Total Equity	**$202,499.64**
TOTAL LIABILITIES AND EQUITY	**$213,215.34**

Statement of Cash Flows

Lawswaks Inc.

January 1-December 31, 2023

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-39,900.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	5,279.37
Alexandra Lawson	1,127.27
Sales tax to pay	-0.97
Scott Lawson	2,479.98
Scott Lawson:Scott Lawson	1,903.37
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$10,789.02**
Net cash provided by operating activities	**-$29,110.98**
INVESTING ACTIVITIES	
Tax exempt investments	-103.04
Tools, machinery, and equipment	-64,649.47
Net cash provided by investing activities	**-$64,752.51**
FINANCING ACTIVITIES	
Long-term business loans	-73.32
Opening balance equity	242,399.64
Net cash provided by financing activities	**$242,326.32**
NET CASH INCREASE FOR PERIOD	**$148,462.83**
Cash at beginning of period	**0**
CASH AT END OF PERIOD	**$148,462.83**